BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                        9,400,442 Shares of Common Stock

                                   333-76993
                        Filed pursuant to Rule 424(b)(1)

     We are offering 3,822,900 shares of our common stock, consisting of:

     o 3,072,900 shares of our common stock issuable upon exercise of warrants issued in our initial public offering, and an additional 300,000 shares of common stock issuable upon exercise of warrants issued in connection with a bridge financing; and

     o 150,000 shares of common stock issuable upon exercise of unit purchase options (each unit consists of one share of common stock and two common stock purchase warrants), and an additional 300,000 shares of common stock issuable upon exercise of the warrants which are part of the units.

     A holder of a publicly traded warrant or a bridge warrant may purchase one share of our common stock. The publicly traded warrants and bridge warrants are exercisable at $5.50 per share, and expire on October 7, 2000. The unit purchase options are exercisable in cash at $6.60 per unit or, alternately, on a cashless exercise basis, and expire on October 7, 1999; the related warrants are exercisable at $5.50 per share and expire on October 7, 1999. If all of the publicly traded warrants, bridge warrants, unit purchase options and warrants comprising part of the unit purchase options are exercised, and assuming no cashless exercise of the unit purchase options, we would receive $21,190,950, less expenses and solicitation fees, if any.

     The selling security holders identified in this prospectus may sell up to 5,577,542 shares of our common stock, consisting of:

     o    4,425,772 shares of common stock currently outstanding;

     o 250,000 shares of common stock issuable upon exercise of warrants, which warrants are exercisable at $5.00 per share and expire on January 1, 2003;

     o 325,885 shares of common stock issuable upon exercise of options, which options are exercisable at $5.00 per share and expire on November 27, 2007; and

     o 575,885 shares of common stock issuable upon exercise of warrants, which warrants are exercisable at $5.50 per share and expire on November 27, 2002.

     We will not receive the proceeds from the sale of the common stock by the selling security holders. We will receive, however, gross proceeds up to $6,046,793 if the selling security holders exercise all of the warrants and options. The options to purchase 325,885 shares of common stock at $5.00 per share are not currently exercisable and 458,000 shares of common stock currently outstanding are held in escrow for certain selling security holders and currently may not be transferred.

     The shares offered by the selling security holders may be offered for sale from time to time in one or more transactions, including block trades, in the over the counter market, on NASDAQ, in privately negotiated transactions, or in a combination of any such methods of sale.

     The selling security holders may sell shares of common stock in amounts and at times determined by them. We have not been advised by any of the selling security holders of any present intention to sell shares.

     The selling security holders and any broker-dealer or agent that participates with the selling security holders in the distribution at the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, in which case any commissions or profits on the resale of the shares may be deemed underwriting commissions or discounts under the Securities Act.

     We will pay all the costs and fees relating to the registration of the shares covered by this prospectus and solicitation fees, if any, for exercises of the publicly traded warrants and bridge warrants. We will not pay, however, any discounts, concessions or commissions payable to underwriters, dealers or agents incident to the offering of the shares or fees and expenses of counsel for the selling security holders, if any.

     Our common stock trades on NASDAQ NMS under the symbol BOGN. The last sales price of our common stock on April 30, 1999 was $7.8125. Our publicly traded warrants trade on NASDAQ NMS under the symbol BOGNW. The last sales price of our warrants on April 30, 1999 was $3.00.

     See "Risk Factors" beginning on page 3 for a discussion of certain factors you should consider before investing in our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is May 3, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any of the reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20547.

     You may also do so at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     You can receive additional information about the operations of the SEC's Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available from the website maintained by the SEC at http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus is part of a registration we filed with the SEC to register the common stock. It does not repeat important information that you can find in our registration statement or in the reports and other documents we file the SEC. The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring you to the other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede the information in this prospectus and the documents listed below. We incorporate by reference any documents we may file with the SEC in the future under Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934 and the documents listed below:

     o Our annual report on Form 10-K for the year ended December 31, 1998, filed on March 31, 1999; and

     o The description of our common stock contained in our registration statement on Form 8-A, dated June 30, 1993 (Commission File No. 0-22046).

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address or number:

          Bogen Communications International, Inc.
          Attn:  Yoav M. Cohen, Secretary
          50 Spring Street
          Ramsey, New Jersey 07446
          Telephone: (201) 934-8500

     You should rely on the information incorporated by reference or provided in this prospectus or any amendment or supplement to this prospectus. We have not authorized anyone else to provide you with different or additional information. You should not assume that any information in this prospectus or any amendment or supplement in this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements contained in this prospectus that are not historical facts, including, but not limited to, statements regarding our current business strategy, projected sources and uses of cash, and our plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause our actual results to differ materially are the following: competitive factors, including the fact that our competitors may have greater resources and/or name recognition than we have; changes in technology and our ability to develop or acquire new or improved products and/or modify and upgrade our existing products; changes in labor, equipment and capital costs; changes in access to suppliers and sub-contractors, including the current instability in Asia which may adversely affect our suppliers and subcontractors; currency fluctuations; changes in regulations affecting our business; future acquisitions or strategic partnerships; the availability of sufficient capital to finance our business plans on terms satisfactory to us; general business and economic conditions; political instability in certain regions; employee turnover; issues relating to our internal systems, including Year 2000 issues; and other factors described from time to time in the reports we file with the SEC. We wish to caution you not to place undue reliance on any such forward-looking statements, which are made pursuant to the Private Litigation Reform Act of 1995 and, as such, speak only as of the date made.

                                  RISK FACTORS

     You should carefully consider the following risk factors, together with the other information contained in this prospectus, including information incorporated by reference, before buying shares of our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment.

Our revenue and operating results are difficult to predict and may fluctuate significantly.

     As a result of a number of factors, many of which are outside of our control, our revenue, operating expenses and operating results are difficult to predict and may fluctuate significantly. These factors include:

     o    product, price and dealer competition;

     o    continued and future customer acceptance of our products;

     o our ability to respond to technological change and integrate new product introductions and product enhancements and corresponding impact on research and development costs;

     o    capacity and supply constraints or difficulties;

     o success in expanding our customer base and distribution channels and success of our marketing programs;

     o    entry of new competitors in our markets;

     o    activities of and acquisitions by competitors and by us;

     o    level of international as compared to domestic sales;

     o    timing of new hires and retention of key personnel;

     o    changes in foreign currency exchange rates; and

     o    dependence on significant customers.

     One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our revenue, operating expenses and operating results to fluctuate significantly. If our operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall dramatically.

We must rapidly develop new products in order to compete effectively.

     Product technology in our industry, particularly, in the telephony and unified messaging businesses, evolves rapidly, and making timely product innovations is essential to our success in the marketplace. The introduction by our competitors of products with improved technologies or features may render our existing products obsolete and unmarketable. If we cannot develop products in a timely manner in response to industry changes, or if our products do not perform well, our business and financial condition will be adversely affected. Also, our new products may contain defects or errors which give rise to product liability claims against us or cause the products to fail to gain market acceptance.

Our products are sensitive to pricing and general economic conditions.

     Our sales and earnings can be affected by changes in the general economy since purchases of certain of our products are discretionary and there is intense price competition. Our success is also influenced by a number of economic factors, such as employment levels, business conditions, interest rates and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer and small business spending, thereby negatively affecting our sales and profitability.

We face substantial competition.

     Our competition varies from market to market and product to product. We compete on the basis of several different factors, including name recognition, price, delivery, availability, innovation and product features and quality. However, such factors vary in relative importance depending on the markets and products involved. A number of our competitors are larger and more established than us and have substantially more resources.

     Our U.S. telephony products compete in the message/music-on-hold ("MOH") and over-head paging niches of the market. In the MOH market, our competitors include relatively small companies as well as many telephone system manufacturers, which offer small MOH systems as options to their telephone equipment. Our main competitors in the MOH voice processing market are NelTech Labs, Premier, and Mackenzie Labs. In the overhead paging market, our main competitor is Valcom, a company which has been established in this market for over 20 years. Several other U.S. companies, which have been losing market share over the past few years, and several companies attempting to enter the market also compete with our overhead paging products.

     The commercial sound customer market is characterized by intense competition, particularly from several overseas companies, with no one company accounting for more than 10% of the U.S. market. In the distributor channel, we face full line competitors such as Paso, University, and others, as well as specialized competitors such as Atlas Soundolier, Quam Nichols, Lowell, Shure Brothers, and CTI/Astatic, which market and sell products such as amplifiers, speakers, horns, microphones and other non-amplifier items. At the contractor level, we face competition from many sources, including a number of overseas companies. Our principal competitor at the contractor level is TOA, comprising approximately 10% of the U.S. market. TOA invests considerable resources in developing sound systems. We compete with a number of other amplifier manufacturers.

     The engineered system customer market is a highly specialized market characterized by low unit volume and high dollar sales. Our principal competitor is Rauland Borg, the market leader in this area, and Dukane, each of which, like us, has been in the market for several decades and has well established name recognition and distribution channels.

     Our main competitor in Germany is a provider of telephone peripherals primarily at the low-end of our product range (simple music-on-hold units and announcers) and there is no single dominating company in the European market for small to mid-size private branch exchange peripherals. With the exception of Octel, Northern Telecom, Lucent and a handful of other competitors who are highly focused on the large, customized systems market, our competitors in Europe include a large number of smaller companies offering PC-based voice mail systems. These companies tend to be highly focused in their national markets. Some of our competitors in Europe include Beyer (Germany), a maker of MOH and announcer products, and U.S companies such as Active Voice and AVT, manufacturers of higher-end PC-based voice mail products (mainly active in the U.K.). Our major customers in this market include European PBX manufacturers, which purchase PBX peripherals from the Company rather than manufacture peripherals for themselves. However, there can be no assurances that such PBX manufacturers will not decide to manufacture their own peripherals in the future.

Future acquisitions may negatively impact our business or operating results.

     We may pursue acquisitions of complementary technologies, product lines or businesses. Acquisitions entail numerous risks, including entering markets where we have no or limited prior experience, the potential loss of key employees of the acquired company, and impairment of relationships with existing employees, customers and business partners. Further acquisitions may also impact our financial position. For example, we may use significant cash or incur additional debt, which would weaken our balance sheet. We may also amortize expenses related to the goodwill and intangible assets acquired or incur one-time non-recurring charges, which may reduce our profitability. We cannot guarantee that future acquisitions will not negatively impact our business or operating results.

A significant portion of our revenue is derived outside of the United States and currency fluctuations may adversely impact our earnings.

     In the normal course of business, we are exposed to fluctuations in interest rates on our debt and credit facilities. We are also exposed to fluctuations in foreign currency exchange rates as the financial results of our foreign subsidiaries are translated into U.S. dollars in consolidation. We do not generally use derivative instruments or hedging to manage our exposures.

     Approximately 39% of our revenues are derived outside of the United States, primarily in Germany. Over the course of 1998, the Deutsche Mark exchange rate averaged at the rate of 1.7584 to the U.S. dollar, with a low of 1.6136 and a high of 1.8535. This represents a 14.87% movement of the DM relative to the U.S. dollar throughout the year.

A significant portion of our sales are made to a small number of customers, and the loss of any such customer may have a material adverse effect on our business.

     Sales to two customers of Speech Design totaled approximately $14 million in 1998. Speech Design's main customers include leading PBX manufacturers which could determine to manufacture their own peripherals rather than purchase them from us. Also, our domestic operations have significant customers. The loss of any of these customers or a reduction in orders from these customers could have a material adverse affect on our business, results of operation and financial condition.

Many of our suppliers and subcontractors are based in Asia and may have been adversely impacted by the Asian economic crisis.

     For our U.S. operations, we rely principally upon an established network of suppliers and subcontractors primarily located in the Republic of South Korea, and to a lesser extent in the Asia Pacific Region, and in the United States. During 1997 and 1998, the affects of the adverse economic conditions in the Republic of South Korea and other countries in the Asia Pacific Region included a national liquidity crisis, significant depreciation in the value of the Won, high interest rates and a general reduction in spending throughout the region. We are currently monitoring this situation closely and are taking precautions to ensure that production of our products will continue without interruption. Should production by our suppliers be curtailed, we believe suitable suppliers in other parts of the world will be available to satisfy our production requirements. There can be no assurance, however, that events beyond our control will not disrupt production or that suitable alternative sources of production can be identified on a timely basis. Any disruption in the source of supplies and production could have a material adverse effect on our results of operations.

Our officers, directors and management personnel have significant holdings in the Company.

     As of March 31, 1999, our officers, directors and management personnel and their affiliates owned over 27% of the outstanding shares of common stock (or over 36% of the outstanding shares of our common stock including shares subject to currently exercisable options). As a result, if these people act in concert, they should have significant influence to direct our affairs and business and to determine the outcome of corporate actions requiring stockholder approval. This type of influence by existing stockholders may delay or prevent a change in control and could result in the denial to minority stockholders of a premium price for their stock in a change in control.

Certain of our products are regulated by the U.S. and foreign governments and must be authorized by the Underwriter's Laboratory and similar organizations outside the United States.

     The U.S. Federal government regulates domestic telecommunications equipment and related industries. The Federal agency vested with primary jurisdiction over the telecommunication industry is the Federal Communications Commission (the "FCC"). Many telephone peripheral producers and distributors, while not directly regulated by the FCC, are nevertheless substantially affected by the enforcement of its regulations and changes in its regulatory policy.

     The FCC has adopted regulations regarding attachments to the telephone networks as well as regulations imposing radio frequency emanation standards for telephony and radio equipment and many of our products require authorization by the FCC. In addition, many of our products also require the authorization of the Underwriter's Laboratory ("UL"). To date, all such required authorizations have been obtained. As a result of modifications and improvements to our products, however, we will be obligated to seek new authorizations where there is a degradation in the radio frequency emissions. Failure to obtain such authorizations may preclude us from selling our products in the U.S.

     To successfully access the Canadian market, we must obtain Underwriter's Laboratory Canada and Canadian Standards Association authorizations for all AC powered products, which we have done for all of our current products which we sell in Canada.

     Our products which are sold in Europe have been adapted to the technical (PTT-approvals) and commercial sound requirements of West European markets, and carry the Community European ("CE") marking, which is the equivalent of a UL certification in the United States.

     There are no assurances, however, that we will be able to obtain the required approvals and certifications in the future. Our ability to sell and market new products could be materially impaired if we are not able to obtain any of the above described approvals or certifications.

Our intellectual property rights may not be fully protected.

     We hold several patents and registered trademarks. We cannot, however, guarantee that any patent or trademark would ultimately be proven valid if challenged. Any such claim, with or without merit, could:

     o    be time consuming to defend;

     o    result in costly litigation;

     o    divert management's attention and resources;

     o    cause product development or shipment delays; and

     o if successful, require us to pay monetary damages or enter into royalty or licensing agreements.

         A successful claim of product infringement against us and our failure or inability to license or create a workaround for such infringed or similar technology may materially and adversely affect our business, operating results and financial condition.

     On February 19, 1999, a complaint was filed in Landericht Dusseldorf Court (4th civil Chamber) claiming patent infringement and unfair competition by our Speech Design subsidiary and its managing directors. Since the second quarter of 1998, Speech Design has been contesting the plaintiffs' patent, which is the subject of the complaint, in the German Patent Office. The case entitled Wolfgang Beyer KG and COM Electronic GmbH v. Speech Design GmbH, Hans Mieler and Kasimir Arciszewski, 4-0-87/99, is currently scheduled for a preliminary oral hearing on April 29, 1999. The plaintiffs have temporarily estimated, but have not limited, the damages at DM 500,000 (or approximately $270,000) and are also requesting injunctive relief. While we intend to defend this lawsuit vigorously and do not believe it will have a material adverse effect on us, there can be no assurances as to the final outcome of this litigation.

We are dependent on key personnel.

     Our success depends to a large extent upon the efforts and abilities of Jonathan Guss, our Chief Executive Officer, Michael P. Fleischer, our President, Yoav M. Cohen, our Senior Vice President - Business Development and Finance and Chief Financial Officer, Kasimir Arciszewski, Co-Managing Director of Speech Design, and Hans Meiler, Co-Managing Director of Speech Design. The loss of any of Messrs. Guss, Fleischer, Cohen, Arciszewski or Meiler could have a material adverse effect on our business, operating results and financial condition.

     Our future success will also depend in large part on the continued service of many of our technical, marketing, sales and management personnel and on our ability to attract, train, motivate and retain highly qualified employees. Our employees may voluntarily terminate their employment with us at any time. Competition for highly qualified employees is intense, and the process of locating technical, marketing, sales and management personnel with the combination of skills and attributes required to execute our strategy is often lengthy. We believe that we will need to hire additional technical personnel in order to enhance our existing products and to develop new products. If we are unable to hire additional technical personnel, the development of new products and enhancements would likely be delayed. The loss of the services of key personnel or the inability to attract new personnel could have a material adverse effect upon our results of operations.

If we fail to implement our year 2000 compliance program or if the systems of our suppliers and customers are not compliant, our business and operations may be materially adversely affected.

     The year 2000 readiness issue is the result of information technology system programs being written using two digits rather than four digits to define the application year. Any of our information technology systems that have date-sensitive software may recognize a date using "00" for the applicable year as the year 1900 and not the year 2000. This could result in miscalculations, system failures, or other business disruptions.

     We have implemented a plan which addresses year 2000 technology compliance for our information technology and non-information technology systems. The plan includes a review of our suppliers and customers to assure that they are working toward year 2000 compliance.

     We use information technology systems in various aspects or our business, including manufacturing, research and development, distribution and many administrative functions. A significant amount of our software and systems may need to be updated, modified or replaced to address the year 2000 readiness issue. We have retained consultants to upgrade our information technology systems and to address the year 2000 readiness of our information technology systems.

     We have prioritized our information technology systems into three categories: critical, necessary or other. We currently expect that critical and necessary systems, the loss or failure of which could result in a serious disruption of revenue or serious processing delay, respectively, will be year 2000 compliant by the third quarter of 1999, with modifications to the existing software and/or conversions to new software. We currently expect that the remainder of our information technology systems will be year 2000 compliant within such timeframe or shortly thereafter. There can be no assurance, however, that our critical, necessary and other information technology systems will become year 2000 compliant by our projected time.

     Our non-information technology systems include embedded technology such as microcontrollers included in production equipment, office equipment, environmental control equipment and time locks. All of our non-information technology systems are currently year 2000 ready.

     We have reviewed our current product lines and determined that all our current products are year 2000 complaint, however several of our discontinued products are not year 2000 compliant. We are evaluating alternatives for the discontinued products and expect this review to be completed by third quarter of 1999.

     Material third party vendors have been contacted and asked to attest to their year 2000 compliance. Alternate vendors will be evaluated as potential replacements for non-compliant or non-responsive vendors.

     Currently, we estimate that we will expend up to $1,000,000 (including capital lease obligations) on system upgrades and replacement projects, which upgrades and replacements will, among other things, make our information technology systems year 2000 compliant. Most of these upgrades, and related costs, will be made in 1999. We anticipate that year 2000 remediation programs and ongoing systems upgrades and replacement projects will be funded through our operations.

     If we fail to properly remediate our information technology systems affected by the year 2000 issue, such systems could conceivably cause technological failures throughout our business, disrupting normal operations. While we expect to have contingency plans that address the most reasonably likely worst case year 2000 scenarios, in the event that we cannot complete our system upgrades and replacement projects in a timely manner, we may be required to use a software patch to make information technology systems year 2000 compliant.

     While certain of our suppliers and vendors have provided us with written certification that their information technology systems will be year 2000 compliant prior to the year 2000, we are currently in the process of identifying the potential risks of external business relationships. If any of our significant customers or suppliers do not successfully and in a timely manner achieve year 2000 compliance, our business could be materially adversely affected.

                                 USE OF PROCEEDS



     If all the publicly traded warrants and bridge warrants were to be exercised, we would receive gross proceeds of $18,550,950. If all unit purchase options were to be exercised for cash and all warrants comprising those units were to be exercised, we would receive additional gross proceeds of $2,640,000. However, if a holder of a unit purchase option elects the cashless exercise feature, such holder will receive a reduced number of units upon exercise of the option, but will not be required to pay the $6.60 per unit exercise price. The number of units issuable upon a cashless exercise of the unit purchase options is based upon the following formula:

     o the excess of the market price of the units over the exercise price of the units, divided by

     o    the market price of a unit.

     If all the warrants and options held by selling security holders were to exercised, we would receive additional gross proceeds of $6,046,793. Options to purchase up to 325,885 shares of common stock at $5.00 per share are not currently exercisable.

     The proceeds of any warrants or options exercised will be used for general working capital purposes, including, but not limited to, debt reduction and for acquisitions. In addition, we may pay certain solicitation fees in connection with the exercise of the publicly traded warrants and bridge warrants. At the time the publicly traded warrants were first issued in our initial public offering, we agreed to pay GKN Securities, the managing underwriter of our initial public offering, a fee equal to 5% of the exercise price of each such warrant the exercise of which was solicited by GKN Securities. The payment of such solicitation fee is subject to several conditions, including among others, limitations imposed by the National Association of Securities Dealers on the payment and scope of such fees.


                            SELLING SECURITY HOLDERS

     The following table sets forth information we know regarding the beneficial ownership of our common stock held by each selling security holder as of April 15, 1999, and as adjusted to reflect the sale of common stock offered hereby. As of April 15, 1999, there were 6,672,471 shares of common stock outstanding.

     Selling security holders will sell shares of common stock in amounts, and at times, chosen by them. For purposes of preparing the table presented below, we have assumed that all securities offered hereby will be sold. We have not been advised by any of the selling security holders of any present intention to sell their shares.

                                                                                                Number of
                                              Number of Shares of                               Shares of
                                                Common Stock and            Number of            Common
                                               Percentage of Class          Shares of             Stock
                                               Beneficially Owned          Common Stock        Owned After
Name of Selling Security Holder           as of April 15, 1999 (1)(2)     Offered Hereby      the Offering
-------------------------------           ---------------------------     --------------      ------------

Alfred Partners, LLC                           68,626(3)          1.0%            68,626                 0
Kasimir Arciszewski                           274,800(4)          4.1%           274,800                 0
Bedford Falls Investors, L.P.                 825,043(5)         12.4%           825,043                 0
BGN Investors, L.L.C.                         147,056(6)          2.2%           147,056                 0
Carolyn Partners, L.P.                         49,019(7)             *            49,019                 0
DFG Corp.                                      39,215(8)             *            39,215                 0
D&S Capital, LLC                              323,295(9)          4.7%           323,295                 0
Alan A. Fleischer IRA                          19,607(10)             *           19,607                 0
Michael Fleischer                             28,667(11)             *           165,442             3,167
Gotham Capital III, L.P.                     127,448(12)          1.9%           127,448                 0
Jonathan Guss                                 26,500(13)             *           165,443             1,000
Helix Capital II, LLC                        707,135(14)          7.9%           575,885           131,250
Highbridge International LDC                 725,473(15)         10.9%           725,473                 0
James G. Dinan Foundation                     10,000(16)             *            10,000                 0
Hans Meiler                                  183,200(17)          2.7%           183,200                 0
Metropolitan Capital Advisors
  International Limited                       35,600(18)             *            35,600                 0
John Sandelman                                10,000(19)             *            10,000                 0
Jeffrey E. Schwarz                            53,440(20)             *            29,440            24,000
Sherwood Schwarz                              12,500(21)             *            12,500                 0
Scoggin Capital Management, L.P.             392,148(22)          5.9%           392,148                 0
Scoggin International Fund, Ltd.             172,056(23)          2.6%           172,056                 0
Waveland International Ltd.                  274,503(24)          4.1%           274,503                 0
York Capital Management, L.P.                343,915(25)          5.2%           343,915                 0
York Select, L.P.                             44,116(26)             *            44,116                 0
York Investment Ltd.                         563,712(27)          8.4%           563,712                 0

-------------

* Less than 1%

(1)      Based upon outstanding shares of our common stock as of April 15, 1999.

(2) Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 15, 1999. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the persons holding such options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 68,626 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(4) Includes 274,800 shares of common stock issued in connection with our acquisition of the remaining 33% interest in Speech Design which we did not previously own. All 274,800 shares are held in escrow and currently are not transferable.

(5) Includes 825,043 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(6) Includes 147,056 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(7) Includes 49,019 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(8) Includes 39,215 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(9) Includes 46,295 shares of common stock held by D&S Capital, 27,000 shares of common stock issued upon conversion of our preferred stock and accrued dividends and 250,000 shares of common stock issuable to D&S Capital upon the exercise of warrants. Messrs. Jonathan Guss and Michael P. Fleischer, respectively, the Chief Executive Officer and President of Bogen, hold all of the equity interests in D&S Capital.

(10) Includes 19,607 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(11) Includes 2,500 shares of common stock issued upon conversion of our preferred stock and accrued dividends and 3,167 shares of common stock purchased in open market transactions. Does not include 139,942 shares of common stock issuable upon the exercise of options which are not currently exercisable and shares of common stock held by or issuable to D&S Capital.

(12) Includes 127,448 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(13) Includes 2,500 shares of common stock issued upon conversion of our preferred stock and accrued dividends and 1,000 shares of common stock purchased in open market transactions. Does not include 139,943 shares of common stock issuable upon the exercise of options which are not currently exercisable and shares of common stock held by or issuable to D&S Capital.

(14) Includes 131,250 shares of common stock held by Helix Capital II and 575,885 shares of common stock issuable to Helix Capital II upon the exercise of warrants.

(15) Includes 725,473 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(16) Includes 10,000 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(17) Includes 183,200 shares of common stock issued in connection with our acquisition of the remaining 33% interest in Speech Design which we did not previously own. All 183,200 shares are held in escrow and currently are not transferable.

(18) Includes 35,600 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(19) Includes 10,000 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(20) Includes 29,440 shares of common stock issued upon conversion of our preferred stock and accrued dividends. Also includes 9,000 shares of common stock purchased in open marker transactions and 15,000 shares of common stock held by trusts established for certain of Mr. Schwarz's family members. Mr. Schwarz disclaims beneficial ownership of the shares held by such trusts. Directly and/or through affiliates, Mr. Schwarz has dispositive and voting power over shares of common stock held by Bedford Falls Investors, BGN Investors and Metropolitan Capital Advisors International. The shares of common stock held by such entities are included elsewhere in this table and are not listed with respect to Mr. Schwarz.

(21) Includes 12,500 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(22) Includes 392,148 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(23) Includes 172,056 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(24) Includes 274,503 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(25) Includes 343,915 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(26) Includes 44,116 shares of common stock issued upon conversion of our preferred stock and accrued dividends.

(27) Includes 563,712 shares of common stock issued upon conversion of our preferred stock and accrued dividends.


                              PLAN OF DISTRIBUTION

     The shares of common stock issuable upon the exercise of the publicly traded warrants, the bridge warrants, the unit purchase options and the warrants comprising part of the unit purchase options will be offered solely by us, and no underwriters are participating in the offering. At the time the publicly traded warrants were first issued in our initial public offering, however, we agreed to pay GKN Securities, the managing underwriter of our initial public offering, a fee equal to 5% of the exercise price of each such warrant the exercise of which is solicited by GKN Securities. The payment of such solicitation fee is subject to several conditions, including among others, limitations imposed by the National Association of Securities Dealers on the payment and scope of such fees.

     For a holder of publicly traded warrants and bridge warrants to exercise the warrants, there must be a current registration statement covering the common stock underlying the warrants on file with the SEC. We intend to maintain a current registration statement while the publicly traded warrants are exercisable. The publicly traded warrants are currently due to expire on October 7, 2000.

     We are also registering the shares offered by the selling security holders.

     We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling security holders. Selling security holders may sell their shares from time to time in one or more types of transactions, which may include block transactions, on the over the counter market and NASDAQ NMS. The type of transactions may include:

     o    negotiated transactions;

     o    put or call option transactions;

     o short sales, including delivering shares of common stock to cover short sales; or

     o a combination of the above transaction at market prices at the time of sale or at negotiated prices.

     These transactions may or may not involve brokers or dealers. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling security holders.

     Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     The selling security holders and any broker-dealers that act in connection with the sale of securities might be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because selling security holders may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, the selling security holders may be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.


                                  LEGAL MATTERS

     The law firm of McDermott, Will & Emery, 50 Rockefeller Plaza, New York, New York 10020 acted as our counsel in connection with the validity of the common stock offered hereby.


                                     EXPERTS

     The financial statements and schedules of Bogen Communications International, Inc. as of December 31, 1998 and 1997, and for each of the years in the two-year period ended December 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants and PricewaterhouseCoopers, Munich, Germany as independent certified public accountants for the 1997 consolidated financial statements of Speech Design, GmbH, a then 67% owned subsidiary, and upon the authority of said firms as experts in accounting and auditing. The consolidated financial statements of Speech Design, as of and for the year ended December 31, 1997, reflect total assets constituting 21% and total revenues constituting 36% of the related consolidated totals.

     The financial statements as of and for the year ended December 31, 1996 incorporated by reference into this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, sales representative or any other person has been authorized to give information or make any representation not contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.



                                TABLE OF CONTENTS

                                                              Page
                                                              ----
Where You Can Find More Information...........................  1
Incorporation of Certain Information by Reference.............  1
Special Note Regarding Forward-Looking
  Statements..................................................  2
Risk Factors..................................................  3
Use of Proceeds...............................................  9
Selling Security Holders......................................  9
Plan of Distribution.......................................... 12
Legal Matters................................................. 13
Experts....................................................... 13



                                    9,400,442


                             Shares of Common Stock




                              BOGEN COMMUNICATIONS
                               INTERNATIONAL, INC.





                                -----------------

                                   PROSPECTUS
                                -----------------





                                  May 3, 1999